Exhibit 99.1

Virtual access to Extraordinary General Meeting 29 December 2023

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 7 December 2023: Alterity Therapeutics Limited (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, has scheduled an Extraordinary General Meeting (Meeting) for shareholders on Friday 29 December 2023.

Further to the Notice of Meeting issued on 30 November 2023, in addition to the in-person Meeting venue at Level 3, 62 Lygon Street, Carlton, Victoria 3053, Alterity will provide virtual access for shareholders and proxy holders to be able to participate including to listen, ask questions and vote at the Meeting.

Shareholders will be sent a personalised notification of the following options for participating in the meeting shortly.

Attending the Meeting virtually

To watch the webcast, ask questions and vote on the day of the meeting, please visit: https://meetnow.global/MHAMSP4

For instructions refer to the online user guide at www.computershare.com.au/virtualmeetingguide

Attending the Meeting in person

The meeting will be held at Level 3, 62 Lygon Street, Carlton, Victoria 3053.

Voting before the Meeting

Shareholders are strongly encouraged to vote by lodging a directed proxy appointing the Chairman before 10:00 am (AEDT) Wednesday 27 December 2023. Instructions for lodging proxies are included on your personalised proxy form issued on 30 November 2023, or in the link that you received if you provided an email address. Alternatively, you are able to vote ahead of the Meeting via www.investorvote.com.au/Login using the control number of 133513.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company’s lead asset, ATH434, has the potential to treat various Parkinsonian disorders and is currently being evaluated in two Phase 2 clinical trials in Multiple System Atrophy. Alterity also has a broad drug discovery platform generating patentable chemical compounds to treat the underlying pathology of neurological diseases. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s website at www.alteritytherapeutics.com.

Authorisation & Additional information

This announcement was authorized by David Stamler, CEO of Alterity Therapeutics Limited.

Investor and Media Contacts:

Australia

Hannah Howlett

we-aualteritytherapeutics@we-worldwide.com

+61 450 648 064

U.S.

Remy Bernarda

remy.bernarda@iradvisory.com

+1 (415) 203-6386